UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 16, 2022, Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC and Shengang Securities Company Limited, as representatives of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 3,600,000 shares of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), at a public offering price of $10.00 per share. The Company has also granted the Underwriters a 60-day option to purchase up to an additional 540,000 Ordinary Shares to cover over-allotments, if any. The Offering is expected to close on February 18, 2022.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-258659), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 15, 2022. A final prospectus relating to this Offering will be filed with the Commission.

The net proceeds to the Company from the Offering, after deducting commissions, expense allowance, and expenses, are expected to be approximately $31,465,000 (or up to $36,406,000 if the Underwriters exercise the over-allotment option in full). The Company anticipates using the net proceeds from the Offering for research and development, selling and marketing, the acquisition of equipment, and for general corporate purposes and working capital, including potential strategic investments and acquisitions.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On February 16, 2022, we released a press release furnished herewith as Exhibit 99.1, announcing the trading of the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2022	Meihua International Medical Technologies Co., Ltd.

	By:	/s/ Yulin Wang
Yulin Wang Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated February 16, 2022, among the Company and the Representatives of the Underwriters.
99.1	Press Release, dated February 16, 2022.

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